UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

California Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13005U101

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 9 Pages

Page 2 of 9 Pages

1	Names of Reporting Persons Endeavour Capital Advisors Inc.
2	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) IA

Page 3 of 9 Pages

1	Names of Reporting Persons Endeavour Regional Bank Opportunities Fund II L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) PN

Page 4 of 9 Pages

1	Names of Reporting Persons Laurence M. Austin
2	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) IN, HC

Page 5 of 9 Pages

1	Names of Reporting Persons Mitchell J. Katz
2	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) IN, HC

Page 6 of 9 Pages

1	Names of Reporting Persons Jonah Marcus
2	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented By Amount in Row (9) 0.0%
12	Type of Reporting Person (See Instructions) IN, HC

Page 7 of 9 Pages

Item 1(a)	Name of Issuer:

California Bancorp (the “Issuer”)

1(b)  Address of the Issuer’s Principal Executive Offices:

1300 Clay Street, Suite 500

Oakland, California 94612

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: (i) Endeavour Capital Advisors Inc. (“Endeavour”), (ii) Endeavour Regional Bank Opportunities Fund II L.P. (the “Fund”), (iii) Laurence M. Austin, (iv) Mitchell J. Katz and (v) Jonah Marcus.

2(b)  Principal Business Address or, if none, Residence:

Endeavour Capital Advisors Inc.

410 Greenwich Avenue

Greenwich, CT 06830

2(c)  Citizenship of Person Filing:

Endeavour is a Delaware corporation, the Fund is a Delaware limited partnership and Mssrs. Austin, Katz and Marcus are citizens of the United States of America.

2(d)  Title of Class of Securities: Common Stock, no par value

2(e)  CUSIP Number: 13005U101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

Page 8 of 9 Pages

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b) (1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

The information in items 1 and 5 through 11 on the cover pages (pp. 2-5) of this Schedule 13G is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 6, 2024

ENDEAVOUR CAPITAL ADVISORS INC.

By:	/s/ Glenn Hofsess
Name: Glenn Hofsess
Title: Chief Financial Officer

ENDEAVOUR REGIONAL BANK
OPPORTUNITIES FUND II L.P.

By:	/s/ Glenn Hofsess
Name: Glenn Hofsess
Title: Chief Financial Officer of Endeavour Capital Advisors Inc., its investment advisor

LAURENCE M. AUSTIN

By:	/s/ Laurence M. Austin

MITCHELL J. KATZ

By:	/s/ Mitchell J. Katz

JONAH MARCUS

By:	/s/ Jonah Marcus